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UNITED ST[ATES]
SECURITIES AND EXCH[ANGE COMMISSION]
Washington, D[.C.]

09056701

OMB APPROVAL	
[OMB] Number:	3235-0123
[Expi]res:	February 28, 2010
[Esti]mated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza 1000 at Main Street, Suite 200
(No. and Street)

Voorhees (City) | New Jersey (State) | 08023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey deKrafft | 856-751-1331 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia, LLP
(Name – *if individual, state last, first, middle name*)

101 West Avenue (Address) | Jenkintown (City) | Pennsylvania (State) | 19046 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Harvey deKrafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRY A DORSEY - WILLIAMS
Notary Public of New Jersey
No. 2074116
Commission Expires July 12, 2011

Harvey R. deKrafft
Signature

Managing Director
Title

Terry A. Dorsey-Williams
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(X) (o) Independent auditors' report on internal control structure required by SEC Rule 17A-5 for a broker dealer, claiming an exemption from Rule 15c3-3.

STURDIVANT & CO., INC.

Statements of Financial Condition

Years Ended December 31, 2008 and 2007

PUBLIC DOCUMENT

In accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

AMPER, POLITZINER & MATTIA, LLP
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS
formerly GOLDENBERG ROSENTHAL, LLP

STURDIVANT & CO., INC.

TABLE OF CONTENTS

AMPER, POLITZINER & MATTIA, LLP

Independent Auditors' Report

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

We have audited the accompanying statement of financial condition of STURDIVANT & CO., INC. as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The 2007 financial statement was audited by Goldenberg Rosenthal, LLP, whose practice was combined with ours as of August 1, 2008 and whose report dated February 27, 2008, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statement referred to above presents fairly, in all material respects, the financial position of STURDIVANT & CO., INC. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, LLP

February 27, 2009
Jenkintown, Pennsylvania

STURDIVANT & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

		December 31	
ASSETS		**2008**	2007
Cash and cash equivalents		**$ 1,972,826**	$ 739,216
Receivable from clearing broker		**352,452**	187,945
Investment advisory fees receivable		**12,000**	12,387
Marketable securities owned		**104,420**	424,081
Property and equipment, net of accumulated depreciation		**11,621**	-
Total Assets		**$ 2,453,319**	$ 1,363,629
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Accounts payable and accrued expenses		**$ 1,301,414**	$ 173,729
Profit-sharing contributions payable		**53,045**	96,310
Dividend payable		**1,000**	-
Total liabilities		**1,355,459**	270,039
Commitments and Contingencies			
Stockholder's equity			
Common stock, no par value			
Authorized	1,000 shares		
Issued	594.22 shares	**99,361**	99,361
Additional paid-in capital		**2,770,877**	2,770,877
Deficit		**(122,378)**	(126,648)
		2,747,860	2,743,590
Less treasury stock, at cost	59.36 shares	**1,650,000**	1,650,000
Total stockholder's equity		**1,097,860**	1,093,590
Total Liabilities and Stockholder's Equity		**$ 2,453,319**	$ 1,363,629

See notes to financial statements

NOTE 1 – ORGANIZATION AND OPERATIONS

Sturdivant & Co., Inc. (the "Company") is a broker-dealer located in Voorhees, New Jersey. Its operations consist primarily of securities transactions on an agency basis and investment advisory services. The Company introduces all of its customers' securities transactions to clearing brokers on a fully-disclosed basis. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). The two officers of the Company are the sole members of S&D.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly-liquid investments with original maturities of 90 days or less.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Double-declining balance
Computer equipment	5 years	Double-declining balance

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable.

Investment Advisory Fee Revenues

The Company records investment advisory fee revenue in accordance with the terms of the related investment management agreements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis plus deferred taxes for operating losses that are available to offset future taxable income. The Company evaluates the realization of deferred tax assets resulting from net operating losses available to offset future income.

The Company is a C corporation under the Internal Revenue Code.

Investments – Not Readily Marketable

The Company has an investment in the common stock of an unrelated, privately-held company. The equity investment (with an original cost of $25,000) is accounted for at fair value, which the Company has estimated to be $-0- as of December 31, 2008 and 2007.

Treasury Stock

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statements of financial condition.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncement

The Company has elected to defer the adoption of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, as permitted, until fiscal years beginning after December 15, 2008. FIN 48 requires entities to evaluate, measure, recognize and disclose any uncertain income tax positions taken on their respective returns. Management is currently evaluating the impact of FIN 48 on its financial statements. Until it adopts FIN 48, the Company accounts for any uncertain tax positions in accordance with FASB Statement No. 5, *Accounting for Contingencies*, which is the governing standard for recognition of tax-related contingencies.

NOTE 3 – MARKETABLE SECURITIES OWNED

During the years ended December 31, 2008 and 2007, the Company invested in certain publicly traded securities. Marketable securities owned as of December 31, 2008 and 2007 consist of trading and investment securities at market values as follows:

	December 31			
	2008		2007	
	Market Value	Cost	Market Value	Cost
Exchange traded funds	$ 24,397	$ 24,019	$ 380,470	$ 380,424
Corporate stocks	80,023	89,181	38,229	47,404
Fixed rate capital securities	-	-	5,382	5,362
	$ 104,420	$ 113,200	$ 424,081	$ 433,190

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), *Fair Value Measurements*, as of January 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This statement establishes a framework for measuring fair value and expands disclosures regarding fair value measurement in accordance with accounting principles generally accepted in the United States of America. SFAS No. 157 also establishes a three-level valuation hierarchy for fair value measurement. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable.

Level 3 - Instruments whose significant inputs are unobservable

NOTE 3 – MARKETABLE SECURITIES OWNED (continued)

The following table summarizes the Company's investments as of December 31, 2008, based on the inputs used to value them:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Corporate stocks	$ 80,023	$ -	$ -	$ 80,023
Exchange traded funds	24,397	-	-	24,397
Total Assets	$ 104,420	$ -	$ -	$ 104,420

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and 2007 is as follows:

	2008	2007
Furniture and fixtures	$ 212,808	$ 212,808
Computer equipment	41,598	27,727
	254,406	240,535
Less accumulated depreciation and amortization	242,785	240,535
	$ 11,621	$ -

NOTE 5 – LINES-OF-CREDIT

In May 2006, the Company obtained a $350,000 line-of-credit from a bank. Borrowings are secured by assets deposited with the bank and by guarantees of S&D and its members. Borrowings under the line-of-credit accrue interest at the prime rate minus 0.75% (prime was 3.25% as of December 31, 2008). Interest is payable monthly and all principal and accrued interest is due and payable on May 23, 2009. The maturity date of the line-of-credit may be extended on an annual basis at the bank's discretion. The Company is also required to pay down the outstanding balance to a maximum of $100 for 30 consecutive days annually. The line-of-credit is scheduled to expire on May 23, 2009.

NOTE 5 – LINES-OF-CREDIT (continued)

In May 2007, the Company obtained a $250,000 line-of-credit from a bank. Borrowings are secured by assets deposited with the bank and by a personal guarantee of the majority member of S&D. Borrowings under the line-of-credit accrue interest at the one-month LIBOR rate plus 2.03% (LIBOR was 0.44% as of December 31, 2008). Interest is payable monthly and borrowings are due on demand. The line-of-credit is scheduled to expire on May 14, 2009, but the maturity date may be extended on an annual basis at the bank's discretion.

No borrowings were outstanding under the lines-of-credit as of December 31, 2008 or 2007.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has clearance agreements with three clearing brokers. Pursuant to the agreements with one of the brokers, the Company is required to maintain minimum net capital of $150,000. S&D's members have provided personal guarantees under the agreements with two of its clearing brokers.

The Company has available a $500,000 irrevocable standby letter-of-credit ("LOC") with a bank. The LOC is payable on demand in the event the Company defaults on its contractual obligations related to a clearing agreement. The LOC is secured by assets deposited with the bank. No letters-of-credit were outstanding as of December 31, 2008 or 2007.

The Company is obligated under operating leases for office space, which expire in February and September 2010. The leases contain a provision requiring the Company to pay property taxes and certain operating expenses, which exceed base period amounts.

Scheduled future minimum lease payments as of December 31, 2008 are as follows:

Year Ending December 31	
2009	$ 49,656
2010	33,614
	$ 83,270

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2008 and 2007, there were no open underwriting commitments.

NOTE 7 – 401(k) PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan covering substantially all of its employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors. The Company accrued $53,045 as a discretionary contribution for the year ended December 31, 2008. The Company accrued $48,890 of Company contributions as a result of top-heavy testing and $47,420 as a discretionary contribution for the year ended December 31, 2007.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2008 and 2007, the Company's net capital was $1,049,225 and $1,029,822, which was $799,225 and $779,822, respectively, in excess of its minimum requirements of $250,000.

NOTE 9 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 10 – OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Pursuant to the three clearance agreements mentioned in Note 6, the Company introduces all of its customers' securities transactions to these clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of these clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying customer accounts introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts introduced by the Company.

All clearing broker receivables as of December 31, 2008 and 2007 were due from three and two brokers, respectively.

NOTE 10 – OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (continued)

During the years ended December 31, 2008 and 2007, the Company maintained its cash and cash equivalents at two financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures the accounts at one institution up to the legal limit. Cash and cash equivalents maintained at the other institution are insured by Securities Investor Protection Corporation ("SIPC") and a separate excess SIPC bond issued by another insurance company.

NOTE 11 – MANAGEMENT FEE

Accounts payable and accrued expenses includes a management fee to the Company's parent, S&D, of $513,662 and $90,000 as of December 31, 2008 and 2007, respectively.

SUPPLEMENTARY INFORMATION

AMPER, POLITZINER & MATTIA, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

In planning and performing our audit of the financial statements and supplementary information of STURDIVANT & CO., INC. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Amper, Politziner & Mattia, LLP

February 27, 2009
Jenkintown, Pennsylvania